November 4, 2008
VIA EDGAR & FACSIMILE
Craig D. Wilson
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 First Street, N.E.
Washington, D.C. 20549

Re:	Goldleaf Financial Solutions, Inc. (the “Registrant”)
Form 10-K
Filed on March 18, 2008
File No. 000-25959
Dear Mr. Wilson:
     This letter is in response to the comment of the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set out in your October 23, 2008 letter.
Form 10-K For the Year Ended December 31, 2007
Notes to Consolidated Financial Statements
Organization and Significant Accounting Policies
Goodwill, Intangible and Other Assets, page F-12
1.	We note from your response, dated August 15, 2008, to prior comment 1 of our letter dated August 1, 2008 that you continue to monitor goodwill in accordance with SFAS 142 in order to determine whether a change in circumstances indicates an impairment has occurred. In future filings, when in the course of determining any possible impairment, if the total fair value of your reporting units materially exceeds your market capitalization, consider disclosing management’s view of the underlying reasons for the difference.
Response:
     In future filings, when in the course of determining possible impairment, if the total fair value of the Registrant’s reporting units materially exceeds its market capitalization, the Registrant will consider disclosing management’s view of the underlying reasons for any such excess.
     Goldleaf Financial Solutions, Inc. is committed to fully complying with SEC disclosure requirements. After you have had the opportunity to review this letter, please call Dan Owens at (678) 728-4470 to confirm that the response in this letter satisfactorily addresses your comment or to raise any additional questions or comments you may have.
Sincerely,
/s/ Dan Owens
Dan Owens
Chief Financial Officer
/s/ Scott Meyerhoff
Scott Meyerhoff
EVP, Former Acting Chief Financial Officer
Courtesy copy: Tamara Tangen, Senior Staff Accountant